CUSIP No. 375175106	SCHEDULE 13D	Page 1 of 16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

375175106

(CUSIP Number)

Mr. John L. Steffens

c/o Spring Mountain Capital, LP

650 Madison Avenue, 20th Floor

New York, NY 10022

Telephone: (212) 292-8300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375175106	SCHEDULE 13D	Page 2 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spring Mountain Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 3,323,662
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,323,662
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,323,662
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 24.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 3 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Spring Mountain Capital G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 3,323,662
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,323,662
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,323,662
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 24.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 4 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Reserve Fund II Offshore, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 5 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Private Equity Holdings G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,363,178
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,363,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,178
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 6 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Private Equity Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,363,178
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,363,178
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,178
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 7 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Select Co-Investment I GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,942,448
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,942,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,942,448
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 14.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 375175106	SCHEDULE 13D	Page 8 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SMC Select Co-Investment Fund I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 1,942,448
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,942,448
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,942,448
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 14.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 375175106	SCHEDULE 13D	Page 9 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
John L. Steffens
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 318,273
8. Shared Voting Power: 3,323,662
9. Sole Dispositive Power: 318,273
10. Shared Dispositive Power: 3,323,662
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,641,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 25.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 375175106	SCHEDULE 13D	Page 10 of 16

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gregory P. Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 3,323,662
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 3,323,662
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,323,662
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 24.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 375175106	SCHEDULE 13D	Page 11 of 16

The Schedule 13D originally filed by the Group with the Securities and Exchange Commission on January 10, 2019 (the “Schedule 13D”), with respect to the common stock, no par value per share (“Common Stock”) of Giga-tronics Incorporated, a California corporation (the “Issuer”) is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 1 to the Schedule 13D, and constitutes an exit filing for SMC Reserve Fund II Offshore, LP (“SMC Offshore”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

The agreement among the members of the Group to file jointly is attached as Exhibit 1 to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

SMC GP acquired shares of convertible preferred stock of the Issuer pursuant to the SMC Distribution described in Item 4. The SMC Distribution was effectuated without consideration and, therefore, no funds were expended in connection with SMC’s acquisition of such securities.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

On July 31, 2019, SMC Offshore effected a disposition of all of its shares of Series B Convertible Voting Perpetual Preferred Stock (“Series B Preferred Stock”) and Series C Convertible Voting Perpetual Preferred Stock (“Series C Preferred Stock”) of the Issuer pursuant to the in-kind distribution, without consideration, of such stock by SMC Offshore in connection with the wind up and dissolution of SMC Offshore (the “SMC Distribution”). As a result of the SMC Distribution, SMC Offshore will no longer beneficially own any securities of the Issuer.

Pursuant to the SMC Distribution, (A) SMC GP acquired (i) 97.54 shares of Series B Preferred Stock, which are convertible into 9,754 shares of Common Stock and (ii) 82.81 shares of Series C Preferred Stock, which are convertible into 8,281 shares of Common Stock; and (B) an unaffiliated third party acquired (i) 476.25 shares of Series B Preferred Stock, which are convertible into 47,625 shares of Common Stock and (ii) 404.30 shares of Series C Preferred Stock, which are convertible into 40,430 shares of Common Stock.

CUSIP No. 375175106	SCHEDULE 13D	Page 12 of 16

Item 5. Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 11,360,511, reported as of May 20, 2019, in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on May 30, 2019, plus the number of shares of Common Stock issuable upon exercise or conversion of any shares of preferred stock or warrants held by the applicable Reporting Person.

(A)	SMC LLC

(a)	Aggregate number of shares beneficially owned: 3,323,662

Percentage: 24.2%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,323,662

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,323,662

(c)	SMC LLC has not effected any transactions in the Issuer’s securities in the past sixty days.

(d)	SMC LLC, by virtue of its direct ownership and control of SMC LP by acting as its general partner, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, the SMC Funds.

(B)	SMC GP

(a)	Aggregate number of shares beneficially owned: 3,323,662

Percentage: 24.2%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,323,662

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,323,662

(c)	SMC GP has not effected any transactions in the Issuer’s securities in the past sixty days.

(d)	SMC GP, by virtue of its (A) direct ownership and control of SMC Offshore by acting as its general partner and (B) indirect ownership and control of (i) SMC Co-Investment LP by acting as the managing member of SMC Co-Investment GP and (ii) SMC PE LP by acting as the managing member of SMC PE GP, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, each of the SMC Funds.

(C)	SMC Offshore

(a)	Aggregate number of shares beneficially owned: 0

Percentage: 0.0%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 0

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 0

(c)	Other than as described in Item 4 above, no transactions have been effected by the Reporting Person in the Issuer’s securities in the past sixty days.

(d)	N/A.

CUSIP No. 375175106	SCHEDULE 13D	Page 13 of 16

(D)	SMC PE GP

(a)	Aggregate number of shares beneficially owned: 1,363,178

Percentage: 11.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,363,178

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,363,178

(c)	SMC PE GP has not effected any transactions in the Issuer’s securities in the past sixty days.

(d)	SMC PE GP, by virtue of its direct ownership and control of SMC PE LP by acting as its general partner, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, SMC PE LP.

(E)	SMC PE LP

(a)	Aggregate number of shares beneficially owned: 1,363,178

Percentage: 11.1%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,363,178

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,363,178

(c)	SMC PE LP has not effected any transactions in the Issuer’s securities in the past sixty days.
(d)	Other than as described above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(F)	SMC Co-Investment GP

(a)	Aggregate number of shares beneficially owned: 1,942,448

Percentage: 14.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,942,448

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,942,448

(c)	SMC Co-Investment GP has not effected any transactions in the Issuer’s securities in the past sixty days.
(d)	SMC Co-Investment GP, by virtue of its direct ownership and control of SMC Co-Investment LP by acting as its general partner, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, SMC Co-Investment LP.

(G)	SMC Co-Investment LP

(a)	Aggregate number of shares beneficially owned: 1,942,448

Percentage: 14.6%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,942,448

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,942,448

(c)	SMC Co-Investment LP has not effected any transactions in the Issuer’s securities in the past sixty days.
(d)	Other than as above, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

CUSIP No. 375175106	SCHEDULE 13D	Page 14 of 16

(H)	Mr. Steffens

(a)	Aggregate number of shares beneficially owned: 3,641,935

Percentage: 25.9%

(b)	1. Sole power to vote or to direct vote: 318,273

2. Shared power to vote or to direct vote: 3,323,662

3. Sole power to dispose or to direct the disposition: 318,273

4. Shared power to dispose or to direct disposition: 3,323,662

(c)	Mr. Steffens has not effected any transactions in the Issuer’s securities in the past sixty days.

(d)

Each of Mr. Steffens and Mr. Ho by virtue of acting as managing members of SMC GP and SMC LLC, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, the SMC Funds. Mr. Steffens, by virtue of his direct ownership of shares of Series B Preferred Stock and Series C Preferred Stock, is the beneficial owner of the Common Stock issuable upon conversion thereof.

(I)	Mr. Ho

(a)	Aggregate number of shares beneficially owned: 3,323,662

Percentage: 24.2%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 3,323,662

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 3,323,662

(c)	Mr. Ho has not effected any transactions in the Issuer’s securities in the past sixty days.

(d)	Each of Mr. Steffens and Mr. Ho by virtue of acting as managing members of SMC GP and SMC LLC, may be deemed to have beneficial ownership of the Common Stock held by, or issuable to, the SMC Funds.

CUSIP No. 375175106	SCHEDULE 13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2019

SPRING MOUNTAIN CAPITAL, LLC

By:		/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

SPRING MOUNTAIN CAPITAL G.P., LLC

By:		/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

SMC RESERVE FUND II OFFSHORE, LP

By:		SPRING MOUNTAIN CAPITAL G.P., LLC
General Partner

By:		/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS G.P., LLC

By:		SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:		/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

SMC PRIVATE EQUITY HOLDINGS, LP

By:		SMC PRIVATE EQUITY HOLDINGS G.P., LLC
General Partner

	By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

	By:	/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

CUSIP No. 375175106	SCHEDULE 13D	Page 16 of 16

SMC SELECT CO-INVESTMENT I GP, LLC

By:	SPRING MOUNTAIN CAPITAL G.P., LLC
Managing Member

By:	/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

SMC SELECT CO-INVESTMENT FUND I, LP

By:	SMC SELECT CO-INVESTMENT I GP, LLC
General Partner

	By:	SPRING MOUNTAIN CAPITAL, LLC
Managing Member

	By:	/s/ Gregory P. Ho.
Name: Gregory P. Ho
Title: Managing Member

JOHN L. STEFFENS

/s/ John L. Steffens.
John L. Steffens

GREGORY P. HO

/s/ Gregory P. Ho.
Gregory P. Ho